UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2018 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On April 30, 2018, Therapix Biosciences Ltd. (the “Company”) notified Belvit Pharma LLC (“Belvit”) of its intent to terminate the Term Sheet dated June 7, 2016 between the Company and Belvit. Accordingly, the Company is discontinuing the development of its ultra-low dose tetrahydrocannabinol, or THC, via sublingual administration. However, the Company intends to continue advancing its ultra-low dose THC therapy for the treatment of mild cognitive impairments, or MCI, utilizing buccal administration of dronabinol,

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: May 4, 2018

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